LifeHouse

Technology Main Street Retail Ecommerce B2C

LIFEHOUSE is an e-commerce retailer with a super high growth model for mass used home furnishings

LIFEHOUSENOW.COM LOS ANGELES CALIFORNIA





We leveraging on opportunity created by the fast changing retail business models. As many brick and mortar stores are closing, the demand for our product online have increased.

Bobby Borisov CEO @ LifeHouse

Why you may want to support us...

1. The pandemic have changed the world drastically, eCommerce in May 2020 hit 77% increase from the previous year
2. Household products are in higher demand, and that trend will continue as more people desire to work from home
3. Online sales growth is unstoppable, e-commerce is taking over many established retailers that are closing down
4. 74% of marketers believe rationalization has a "strong" or "extreme" impact on advancing customer relationships
5. All our products are personalized and connecting to popular world history and geography, people bound naturally
6. Partnering with established high volume online platforms that are selling over $ billions in revenue per year
7. Established relationships with top manufacturers, producing for many years for top retailers that closed down
8. We understand people's relationships with their homes, and we deliver tailored solutions at affordable prices

Why investors ♥ us

WE'VE RAISED $1,754 SINCE OUR FOUNDING



As software engineer, and working with many Fortune 500 companies for over 25 years, I believe that there is a great demand for this business model. Besides the great business model, I also know the founder for many years, and I have seen him creating and executing amazing opportunities. The current pandemic time is positive for the business as well, and the fact that LifeHouse is partnering with established high volume online platforms and proven manufacturers is only adding to the future success.

Nelson Serge Consultant

LEAD INVESTOR | INVESTING $10,000 THIS ROUND & $10,000 PREVIOUSLY

Bobby has been successful if every facet of life. He's always been a self starter and in all of his business ventures since I've known him he's been very successful. Some of us struggle to get it right, but Bobby is a natural. It doesn't matter the business, he does his research and due diligence to the fullest. I have a ton of respect and admiration for not only Bobby the man, but Bobby the entrepreneur and businessman. There's no doubt in my mind that this will be another successful business for Bobby!

Norman Nolan

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The founder

MAJOR ACCOMPLISHMENTS



Bobby Borisov

CEO

An accomplished entrepreneur and investor, Bobby has founded a portfolio of vast companies and startups through his courier. He has strong background in envisioning and creating various deals, from real estate development, through eCommerce.

In the news

Downloads

Business Plan LifeHouse - Wefunder.pdf

The Story of LifeHouse





The idea started in 2008, we have been working on developing and testing various products that will stay constantly in market demand.

Boom! in March 2020 we finalized our idea!

The pandemic crises have changed the world drastically. More people than ever are spending more time at home. People work from home, study at home, use their homes as a gym and many more uses. A year ago, we could not even imagine that we could live as we live today, but we are.

We understand people's relationships with their homes!

As people are spending more time at home, they have more needs to purchase household items. One way to really feel at home in your property is by connecting with the pieces that make up the home. Our household products represent a wide range of history and ancestry. That was never done before because people did not have needs for multi-functional homes as they do today.

eCommerce for House Products have rapidly accelerated!

As many brick and mortar stores are closing, and more than ever people spend time at home, the demand for our products online increased, and will continue growing.

Built on long proven relationships!

Although LifeHouse is a new company, our business model was built after careful market research with top online selling platforms and suppliers. The owner and the managing partners are well experienced and diverse in the business. For example, we will be joining existing online platforms, with sellers that currently are selling $ billions in revenue per year, they are guiding us and positioning our products on the market, so that achieve our goals.

We work with manufacturers and sourcing agents globally. Those entities have been supplying many of the largest existing chains for many years, they understand our needs.



Unique marketing approach and competing!

There really is no competitor that we have been able to identify. We believe we understand our business model better than any potential competitor. We are optimists and are constantly looking for new and better ways to serve our customers and meet market demands. A home is a primary human need, even more important than having a homeland. Living space is a vital shelter, it is our immediate personal environment. The perceptions of a home are under our control and that make the most impact of our lives irrespective of the space.

"*We've seen trends come and go, and our combined experience helps us focus on what really matters instead of chasing the latest "hip" idea.*"

The news, media and celebrities are interested to support LiFeHouse vision. The views of the founder have been published in various media outlets, and the founder have scheduled to publish periodically various opinionated articles on smart, future, adaptable, homes.

Thanks for choosing us!


Smart Cities have become imperative with the pandemic crisis.
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Smart Cities have become imperative with the pandemic crises.


LIFEHOUSE SYMBOL OF HERITAGE
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LifeHouse

Investor Q&A

– COLLAPSE ALL

What does your company do?

LIFEHOUSE is an e-commerce retailer with a specialty for products relating to Home Furniture. The daily operation of the business involves a laser-guided approach to product development, branding and performance marketing. The company is starting out by following existing paths of established markets and manufacturers. The initial goal of the founders is to combine amazing synergistic tools of growth.

Where will your company be in 5 years?

We understand people's relationships with their homes, and we deliver tailored solutions featuring eco-friendly and evergreen designs in home products, and at affordable prices too. The eCommerce boom LifeHouse is tapping into is supported by the economic numbers. The recent economic shutdown due to the Coronavirus Pandemic has rapidly accelerated the growth of eCommerce with online spending in May hitting $82.5 billion, up 77% from the previous year, according to a recent Adobe Analytics report.

Why did you choose this idea?

We leveraging on opportunity created by the fast changing retail business models. As many brick and mortar stores are closing, the demand for our product online have increased.

How far along are you? What's your biggest obstacle?

We are at the stage of acquiring the products and launching the sales. We have selected successful online platforms where other eCommerce businesses have recorded yearly revenues worth $ billions from various products. The manufacturers are waiting for our orders, and our marketers and PR are waiting for us to give them green light. We are proud to say that we have some of the best marketing minds around the globe. Our biggest obstacle is to complete the crowdfunding campaign in a timely manner.

Who competes with you? What do you understand that they don't?

There really is no competitor that we have been able to identify. We believe we understand our business model better than any potential competitor. We are offering the customers a unique shopping experience, our innovative online store is featuring high-quality and affordable products for the home. We have a passion for life at home, our company culture is built upon enthusiasm, trust, passion, and a 'do it now' attitude. We are optimists and are constantly looking for new and better ways to serve our customers and meet market demands. A home is a primary human need, even more important than having a homeland. Living space is a vital shelter, it is
our immediate personal environment. The perceptions of a home are under our control and they make the most impact of our lives irrespective of the space. Whether it's a shared apartment, an own compound, or a family home, designing spaces with the well-being of others in mind is
essential for reaching harmony in cohabitation. Our mission, at LifeHouse, is to support the dreams and
realizations of our customers. We are the Tesla car in the home furnishing market.

How will you make money?

LifeHouse will generate its revenue through its retail sales. We will buy furniture and other products from factories at wholesale prices and sell at a higher price, hence netting a profit. Online traffic will be generated through a large network of affiliates, we start with established markets on Amazon, eBay and other popular marketplaces, including social media. At LifeHouse, we understand the importance of marketing and advertising, and we intend to diversify our efforts.. While we are marketing using conventional methods, the founders will be in the news, TV commercials, media and social media on a daily basis. Our founders are pretty much like encyclopedias on the subject of "Smart, Future, Adaptable, Homes", our prime marketing will be constantly distributing opinions in all media, similar to the way Tesla markets their cars. The secondary goal of the founders (after launching the company) is to attach well known celebrities to the brand. They call this influencer marketing.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We cannot fail; we can only learn from our experiences and next time do it better. We are aware that there are all sorts of risks, the future is uncertain and unpredictable. However, with 72 years of combined experience from founding, operating and selling various businesses; including creating from scratch 32 stores in 7 years in half State only, we believe that the only risk that can affect us is something bigger and unexpected than Covid-19. Since we are outsourcing the entire operation to proven and established vendors, we minimize the risk to the minimum, if a vendor is not performing, then we will replace them quickly, for each personnel we have 2 qualified backups waiting in line. We outsource storage and fulfilment to companies like Amazon. Marketing and sales are outsourced to leading online marketers and platforms, if a manufacturer can not produce and ship as promised, then we will replace him/her. The same level of discipline will be deployed for each step and category.

Describe the typical customer for the company by demographics, spending patterns, life-time value?

One of the most attractive features of the business model is that customer demographics are very broad. All age groups are using our products daily, in addition our products are affordable to the majority, and we can offer designed items for higher spenders, as well as life-time value.

Is there any level of seasonality to your business? If so, please explain?

No, there is no significant seasonality. Our product solves a very specific and prevalent need of our customers. We do not necessarily need to target any holidays, times of year, weather, or other factors to have a significant impact on sales volume.